SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

BESPOKE EXTRACTS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

08634Q109

(CUSIP Number)

Marc Yahr

301 Yamato Road, Suite 1240

Boca Raton, FL 33431

Copy To:

Sichenzia Ross Ference Kesner LLP

61 Broadway, 32nd Floor

New York, NY 10006

Attn: Thomas Rose, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08634Q109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Marc Yahr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
20,000,000(1)
	8	SHARED VOTING POWER:
0
	9	SOLE DISPOSITIVE POWER:
20,000,000(1)
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.59% (based on 22,923,907 shares of common stock outstanding as of April 19, 2017)

14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Represents a warrant to purchase up to 20,000,000 shares of the Issuer’s common stock which is exercisable within 60 days of this report.

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Item 1.   Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share, of Bespoke Extracts, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 301 Yamato Road, Suite 1240, Boca Raton, FL 33431.

Item 2.   Identity and Background

(a) This statement is filed on behalf of Marc Yahr (the “Reporting Person”).

(b) The Reporting Person’s business address is 301 Yamato Road, Suite 1240, Boca Raton, FL 33431.

(c) The principal occupation of the Reporting Person is that of President and Chief Executive Officer of the Issuer. The Reporting Person also serves as a member of the Board of Directors of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United State.

Item 3.   Source and Amount of Funds or Other Considerations

On May 22, 2017, the Reporting Person received a warrant to purchase up to 20,000,000 shares of the Issuer’s common stock for services to be rendered.

Item 4.   Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only.  Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so. The Reporting Person has, and by nature of his affiliation may be deemed to have, in the capacity of a director or officer of the Issuer, from time to time reviewed acquisition opportunities and opportunities for the Issuer to undertake fundamental changes in the business conducted or manner of undertaking the current business. Changes in the business, acquisitions or dispositions are the kind of prospective events which could result in changes or volatility in the Issuer's stock price or trading volume that could result in a corresponding decision by the Reporting Person to exit, or materially increase or decrease, the Reporting Person’s holdings. Such changes could also give rise to adoption of a trading plan under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, or influence the Reporting Person to support a proposal submitted for stockholder approval, in particular, if the Reporting Person has an economic interest in such approval, directly or indirectly, for example through ownership interest in the business, acquisition or disposition under consideration. The Issuer’s Board of Directors has been presented with proposals and proposed term sheets and has undertaken due diligence with respect to various potential acquisitions that, if approved, could lead to an acquisition and adoption of a plan or proposal involving the Reporting Person at any time. Any such event or the adoption of any plan or proposal involving the Reporting Person and the Issuer could be undertaken via a merger, reorganization or liquidation, could result in a sale or transfer of a material amount of assets of the Issuer, could result in a change of the present Board of Directors or management of the Issuer, could result in a change in present capitalization or dividend policy of the Issuer or other similar event or result. The Reporting Person may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but except as described herein, they have no present intention of doing so.

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Item 5.   Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 20,000,000 shares of common stock, or an aggregate of 46.59% of the Issuer’s common stock.

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over 20,000,000 shares of common stock of the Issuer and shares voting and dispositive power over 0 shares of common stock.

(c)	On May 22, 2017, the Reporting Person received a warrant to purchase up to 20,000,000 shares of the Issuer’s common stock.

(d)	To the best knowledge of the Reporting Person, except as set forth in this Schedule 13D, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 20,000,000 shares of common stock underlying the warrant issued for services to be rendered reported in Item 5(a).

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the shares.

Item 7.   Material to Be Filed as Exhibits

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2017	/s/ Marc Yahr
Marc Yahr

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